REDCORP

FILE No. 82-1824

02034971

02 JUN 17 AM 11:12

NEWS RELEASE

News Release 02-05

SUPPL

TULSEQUAH PROJECT DECISION ANTICIPATED

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") announces that the BC Environmental Assessment Office has advised Redfern Resources Ltd. ("Redfern"), the Company's wholly owned subsidiary, that all necessary documents were forwarded on May 31, 2002 to the Minister of Energy and Mines and the Minister of Sustainable Resource Management for their joint review and decision on the granting of a Project Approval Certificate for the Tulsequah Chief project.

Redfern owns the high grade Tulsequah zinc-gold-silver-copper project that has been in care and maintenance since June 2000 when the original Project Approval Certificate ("PAC") was quashed. Receipt of a new PAC would allow the project to advance towards development.

The requirement for the Ministers to complete a new Project Approval Certificate decision was ordered by the BC Court of Appeal in their decision rendered January 31 of this year. The Company considers that the necessary review period for the Ministers' decision should not exceed the normal requirement of 45 days under the BC Environmental Assessment Act.

This press release was prepared by the undersigned on behalf of the Company's Board of Directors, who take responsibility for its content.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Terence Chandler, President

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

dw 6/19

REDCORP VENTURES LTD.

Suite 710, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330